Exhibit 99.1

Ellomay Capital Announces Entry Into The Netherlands Renewable Energy Market

Tel-Aviv, Israel, August 9, 2016 – Ellomay Capital Ltd. (NYSE MKT; TASE: ELLO) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today announced its entry into a strategic agreement (the “Agreement”) with Ludan Energy Overseas B.V. (“Ludan”) (a wholly-owned subsidiary of Ludan Engineering Co. Ltd. (TASE: LUDN) in connection with Waste-to-Energy (specifically Gasification and Bio-Gas (anaerobic digestion)) projects in the Netherlands. Ludan’s affiliates currently own certain rights in a few biogas plants, and were involved in the design and/or construction of fourteen biogas projects in the Netherlands and Spain.

Pursuant to the Agreement, subject to the fulfillment of certain conditions (including the financial closing of each project and receipt of a valid Sustainable Energy Production Incentive subsidy from the Dutch authorities), the Company will acquire at least 51% of each project company and Ludan will own the remaining 49% (each project that meets the conditions is referred to as an “Approved Project”). In the event additional entities will invest in an Approved Project, their holdings will not dilute the Company’s 51% share. The amount invested by the Company in each Approved Project will be comprised of: (i) the Company’s share of the equity based on its holdings in the Approved Project and (ii) an additional amount up to an aggregate investment that will reflect a pre-determined minimal internal rate of return to the Company, up to a certain maximum percentage of the aggregate equity investment. Ludan will provide the remaining required equity. The expected overall cost of the projects is approximately EUR 200 million (including project financing).

The operation period for each of the projects is expected to be approximately twelve years. Ludan, by itself or through its affiliates, will act as the engineering, procurement and construction (“EPC”) contractor and as the operation and maintenance (“O&M”) contractor for the Bio Gas projects, based on specific agreements. In addition, Ludan will be entitled to receive a development fee for each project following financial closing in different amounts depending on the projects’ type and size.

The Agreement includes customary limitations on transfer of holdings in the project companies, termination provisions and minority rights. The Agreement may be terminated, inter alia, in the event the parties will not reach an understanding as to the contents of the EPC and O&M contracts within sixty days following the financial closing of the first project.

Ran Fridrich, CEO of Ellomay noted that “We are excited about this new opportunity and our entry into the Netherlands renewable energy market and the Waste-to-Energy market. The Netherlands’ waste-to-energy market is expected to grow rapidly, as the Dutch government started taking actions to increase the renewable energy usage in order to reduce dependency on traditional fossil fuels. As part of this initiative, actions are taken to significantly increase green gas installations in the Netherlands by 2020, which will also assist the Dutch authorities with mitigating the environmental side effects of the growing Dutch milk industry. This new opportunity is in line with Ellomay’s operating objective to expand its operations in the renewable and clean energy market and exploit attractive investment opportunities.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain; and
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The Company believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, Ellomay believes it is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com